SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

SCHEDULE 13D/A (Rule 13d-102)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO RULE 13d-l(a) AND AMENDMENTS THERETO FILED PURSUANT

TO RULE 13d-2(a)

(Amendment No. 2)*

Helicos BioSciences Corporation

(Name of Issuer)

Common Stock, Par Value $0.001 Per Share

(Title of Class of Securities)

42326R109

(CUSIP Number)

Harry Wilcox

Chief Financial Officer and Partner

Flagship Ventures

One Memorial Drive, 7th Floor

Cambridge, MA 02142

617-868-1888

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

November 16, 2010

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box ☐.

(Continued on the following pages)

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.

CUSIP No. 42326R109

1.	Names of Reporting Persons I.R.S. Identification No. of Above Persons (Entities Only) AGTC Advisors Fund, L.P.

2.	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds* OO

5.	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 582,593

	8.	Shared Voting Power - 0 –

	9.	Sole Dispositive Power 582,593

	10.	Shared Dispositive Power - 0 -

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 582,593

12.	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares ☐

13.	Percent of Class Represented by Amount in Row 9 0.7%

14.	Type of Reporting Person PN

CUSIP No. 42326R109

1.	Names of Reporting Persons I.R.S. Identification No. of Above Persons (Entities Only) Applied Genomic Technology Capital Fund, L.P.

2.	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds* OO

5.	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 9,726,061

	8.	Shared Voting Power - 0 –

	9.	Sole Dispositive Power 9,726,061

	10.	Shared Dispositive Power - 0 -

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 9,726,061

12.	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares ☐

13.	Percent of Class Represented by Amount in Row 9 11.1%

14.	Type of Reporting Person PN

CUSIP No. 42326R109

1.	Names of Reporting Persons I.R.S. Identification No. of Above Persons (Entities Only) Flagship Ventures Fund 2004, L.P.

2.	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds* OO

5.	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 4,359,720

	8.	Shared Voting Power - 0 –

	9.	Sole Dispositive Power 4,359,720

	10.	Shared Dispositive Power - 0 -

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 4,359,720

12.	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares ☐

13.	Percent of Class Represented by Amount in Row 9 5.0%

14.	Type of Reporting Person PN

CUSIP No. 42326R109

1.	Names of Reporting Persons I.R.S. Identification No. of Above Persons (Entities Only) NewcoGen Élan LLC

2.	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds* OO

5.	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 80,845

	8.	Shared Voting Power - 0 –

	9.	Sole Dispositive Power 80,845

	10.	Shared Dispositive Power - 0 -

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 80,845

12.	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares ☐

13.	Percent of Class Represented by Amount in Row 9 0.1%

14.	Type of Reporting Person OO

CUSIP No. 42326R109

1.	Names of Reporting Persons I.R.S. Identification No. of Above Persons (Entities Only) NewcoGen Equity Investors LLC

2.	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds* OO

5.	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 1,130,929

	8.	Shared Voting Power - 0 -

	9.	Sole Dispositive Power 1,130,929

	10.	Shared Dispositive Power - 0 -

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,130,929

12.	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares ☐

13.	Percent of Class Represented by Amount in Row 9 1.3%

14.	Type of Reporting Person OO

CUSIP No. 42326R109

1.	Names of Reporting Persons I.R.S. Identification No. of Above Persons (Entities Only) NewcoGen Group, LLC

2.	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds* OO

5.	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 1,238,722

	8.	Shared Voting Power - 0 –

	9.	Sole Dispositive Power 1,238,722

	10.	Shared Dispositive Power - 0 -

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,238,722

12.	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares ☐

13.	Percent of Class Represented by Amount in Row 9 1.4%

14.	Type of Reporting Person OO

CUSIP No. 42326R109

1.	Names of Reporting Persons I.R.S. Identification No. of Above Persons (Entities Only) NewcoGen PE LLC

2.	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds* OO

5.	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 311,735

	8.	Shared Voting Power - 0 –

	9.	Sole Dispositive Power 311,735

	10.	Shared Dispositive Power - 0 -

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 311,735

12.	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares ☐

13.	Percent of Class Represented by Amount in Row 9 0.4%

14.	Type of Reporting Person OO

CUSIP No. 42326R109

1.	Names of Reporting Persons I.R.S. Identification No. of Above Persons (Entities Only) NewcoGen Long Reign Holding LLC

2.	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds* OO

5.	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 64,326

	8.	Shared Voting Power - 0 –

	9.	Sole Dispositive Power 64,326

	10.	Shared Dispositive Power - 0 -

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 64,326

12.	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares ☐

13.	Percent of Class Represented by Amount in Row 9 0.1%

14.	Type of Reporting Person OO

CUSIP No. 42326R109

1.	Names of Reporting Persons I.R.S. Identification No. of Above Persons (Entities Only) ST NewcoGen LLC

2.	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds* OO

5.	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 64,280

	8.	Shared Voting Power - 0 –

	9.	Sole Dispositive Power 64,280

	10.	Shared Dispositive Power - 0 -

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 64,280

12.	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares ☐

13.	Percent of Class Represented by Amount in Row 9 0.1%

14.	Type of Reporting Person OO

CUSIP No. 42326R109

1.	Names of Reporting Persons I.R.S. Identification No. of Above Persons (Entities Only) NewcoGen Group, Inc.

2.	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds* OO

5.	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 13,199,491

	8.	Shared Voting Power - 0 –

	9.	Sole Dispositive Power 13,199,491

	10.	Shared Dispositive Power - 0 -

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 13,199,491

12.	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares ☐

13.	Percent of Class Represented by Amount in Row 9 15.0%

14.	Type of Reporting Person CO

CUSIP No. 42326R109

1.	Names of Reporting Persons I.R.S. Identification No. of Above Persons (Entities Only) AGTC Partners, L.P.

2.	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds* OO

5.	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 10,308,654

	8.	Shared Voting Power - 0 –

	9.	Sole Dispositive Power 10,308,654

	10.	Shared Dispositive Power - 0 -

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 10,308,654

12.	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares ☐

13.	Percent of Class Represented by Amount in Row 9 11.7%

14.	Type of Reporting Person PN

CUSIP No. 42326R109

1.	Names of Reporting Persons I.R.S. Identification No. of Above Persons (Entities Only) Flagship Ventures Management, Inc.

2.	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds* OO

5.	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 13,199,491

	8.	Shared Voting Power - 0 –

	9.	Sole Dispositive Power 13,199,491

	10.	Shared Dispositive Power - 0 -

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 13,199,491

12.	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares ☐

13.	Percent of Class Represented by Amount in Row 9 15.0%

14.	Type of Reporting Person CO

CUSIP No. 42326R109

1.	Names of Reporting Persons I.R.S. Identification No. of Above Persons (Entities Only) Flagship Ventures General Partner LLC

2.	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds* OO

5.	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 4,359,720

	8.	Shared Voting Power - 0 –

	9.	Sole Dispositive Power 4,359,720

	10.	Shared Dispositive Power - 0 -

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 4,359,720

12.	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares ☐

13.	Percent of Class Represented by Amount in Row 9 5.0%

14.	Type of Reporting Person OO

CUSIP No. 42326R109

1.	Names of Reporting Persons I.R.S. Identification No. of Above Persons (Entities Only) Noubar B. Afeyan, PhD

2.	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds* OO

5.	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 17,542,545

	8.	Shared Voting Power - 0 –

	9.	Sole Dispositive Power 17,542,545

	10.	Shared Dispositive Power - 0 -

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 17,542,545

12.	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares ☐

13.	Percent of Class Represented by Amount in Row 9 19.9%

14.	Type of Reporting Person IN

CUSIP No. 42326R109

1.	Names of Reporting Persons I.R.S. Identification No. of Above Persons (Entities Only) Edwin M. Kania, Jr.

2.	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds* OO

5.	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 17,542,545

	8.	Shared Voting Power - 0 –

	9.	Sole Dispositive Power 17,542,545

	10.	Shared Dispositive Power - 0 -

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 17,542,545

12.	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares ☐

13.	Percent of Class Represented by Amount in Row 9 19.9%

14.	Type of Reporting Person IN

AMENDMENT NO. 2 TO STATEMENT ON SCHEDULE 13D

This Amendment No. 2 (“Amendment No. 2”) amends and supplements the Statement on Schedule 13D filed on January 5, 2009 (the “Original Schedule 13D”), as amended by Amendment No. 1 to Statement on Schedule 13D filed on September 22, 2009 (the Original Schedule 13D, as amended by Amendment No. 1, the “Schedule 13D”), with respect to shares of Common Stock, par value $0.001 per share, of Helicos BioSciences Corporation (the “Company”). Capitalized terms used herein but not defined shall have the meaning ascribed thereto in the Schedule 13D. The Schedule 13D is hereby amended and supplemented as follows and, except as expressly amended below, the Schedule 13D remains in full force and effect.

Item 4.	Purpose of Transaction.

Item 4 of the Schedule 13D is hereby supplemented, with effect from the date of this Amendment No. 2, by adding the following:

(a)

On November 16, 2010, certain of the Reporting Persons (the “Purchasers”) and certain other purchasers (the “Other Purchasers”) entered into a Subordinated Secured Note Purchase Agreement (the “Note Purchase Agreement”) with the Company, pursuant to which the Company has agreed to sell up to an aggregate of $4,000,000 of convertible promissory notes (the “Notes”), a portion of which is committed and a portion of which is optional.  The Purchasers agreed to purchase Notes with a value of up to $2,000,000, with $1,000,000.02 committed upon the effective date of the Note Purchase Agreement and $999,999.98 at the option of the Purchasers as more fully described below.  On November 16, 2010, the Purchasers purchased Notes having an aggregate principal amount of $166,666.67, as follows:

Purchasing Fund	Aggregate Principal Amount of Notes Purchased at Initial Closing

Applied Genomic Technology Capital Fund, L.P.	$92,333.87

AGTC Advisors Fund, L.P.	$5,540.31

Newcogen Group LLC	$11,779.93

Newcogen Equity Investors LLC	$10,754.83

Newcogen-Elan LLC	$768.84

Newcogen-PE LLC	$2,964.52

Newcogen-Long Reign Holding LLC	$611.72

ST Newcogen LLC	$611.31

Flagship Ventures Fund 2004, L.P.	$41,301.34

Subject to the Company’s continued compliance with the terms of the Note Purchase Agreement, including that there not be an event of default thereunder, upon notice from the Company, the Purchasers are committed to purchase an aggregate of an additional $166,666.67 of Notes in each of five subsequent closings, for a total aggregate committed amount of $1,000,000.02.  The Purchasers also have the right, but not the obligation, upon the Company’s request to purchase up to an additional $999,999.98 of Notes on or before December 31, 2012.

The Notes will accrue interest at a rate of 10% per annum.  The outstanding principal and any unpaid accrued interest on all of the Notes shall be due and payable in full (i) upon demand by the Purchasers and certain of the Other Purchasers, which demand shall be no earlier than December 31, 2012, (ii) upon the Company receiving at least $10,000,000 in proceeds from a subsequent equity financing, (iii) upon a change of control of the Company or (iv) upon an event of default.  A Purchaser may elect to convert principal and interest outstanding under any of the Notes and any unpaid amounts under the Risk Premium Agreement (as defined below) upon the closing of any future round of equity or debt financing of the Company into shares of the securities issued at such financing at a conversion price equal to the per share price of such financing.

As an inducement for the Purchasers to purchase the Notes, the Company entered into a Risk Premium Payment Agreement, dated as of November 16, 2010, with the Purchasers and the Other Purchasers (the “Risk Premium Agreement”) simultaneous with the execution of, and as required by, the Note Purchase Agreement.  Under the terms of the Risk Premium Agreement, the Company has agreed to pay the Purchasers and the Other Purchasers the following portions of the consideration the Company receives (the “Payment Consideration”) in Liquidity Transactions (as defined therein): (i) until the aggregate Payment Consideration equals $10 million, 60% of the Payment Consideration; (ii) for aggregate Payment Consideration in excess of $10 million to $20 million, 50% of the Payment Consideration; (iii) for aggregate Payment Consideration in excess of $20 million to $30 million, 40% of the Payment Consideration; (iv) for aggregate Payment Consideration in excess of $30 million to $40 million, 30% of the Payment Consideration; and (v) for aggregate Payment Consideration in excess of $40 million, 10% of the Payment Consideration; with the payment tranches pursuant to clauses (i) through (v) cumulative and additive to payments under the previous tranche.  For purposes of determining amounts payable under the Risk Premium Agreement the Payment Consideration will not include amounts the Company uses to first satisfy specified existing obligations as set forth in the Risk Premium Agreement.

Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

Item 6 of Schedule 13D is hereby supplemented, with effect from the date of this Amendment No. 2, by adding the following:

Note Purchase Agreement

As disclosed in Item 4(a) above, the Purchasers entered into a Note Purchase Agreement with the Company, dated November 16, 2010, pursuant to which such Purchasers purchased Notes having an aggregate principal amount of $166,666.67 at the initial closing and the Purchasers have agreed to purchase up to an aggregate of $2,000,000 of Notes, a portion of which is committed and a portion of which is optional.

Risk Premium Payment Agreement

As disclosed in Item 4(a) above, in connection with the Note Purchase Agreement, the Purchasers entered into a Risk Premium Payment Agreement, dated November 16, 2010, pursuant to which the Company has agreed to pay the Purchasers and the other purchasers of Notes at the initial closing the specified portions of the consideration the Company receives in Liquidity Transactions.

Amendment No. 1 to Investor Rights Agreement

In connection with the Note Purchase Agreement, on November 16, 2010, the Company and the requisite parties entered into an Amendment to the Amended and Restated Investor Rights Agreement, dated as of March 1, 2006, by and among the Company and the parties specified therein, including the Purchasers, pursuant to which the Purchasers will be entitled to demand and piggyback registration rights consistent with the terms of the Purchasers’ existing registration rights for any securities issued upon conversion of the Notes.

Item 7.	Materials to be Filed as Exhibits.

The following documents are filed as exhibits to this Schedule 13D/A:

Exhibit 99.1:	Subordinated Secured Note Purchase Agreement, dated as of November 16, 2010, by and among

Helicos BioSciences Corporation and each of the Purchasers identified therein (incorporated herein by reference to Exhibit 10.1 to the Current Report on Form 8-K filed by Helicos BioSciences Corporation on November 19, 2010).

Exhibit 99.2:

Risk Premium Payment Agreement, dated as of November 16, 2010, by and among Helicos BioSciences Corporation and each of the Lenders identified therein (incorporated herein by reference to Exhibit 10.2 to the Current Report on Form 8-K filed by Helicos BioSciences Corporation on November 19, 2010).

Exhibit 99.3:

Amendment No. 1, dated as of November 16, 2010, to Amended and Restated Investor Rights Agreement, dated as of March 1, 2006, by and among Helicos BioSciences Corporation and the Investors identified therein.

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, each of the undersigned hereby certifies that the information set forth in this statement is true, complete and correct.

EXECUTED as a sealed instrument this 9th day of December, 2010.

NEWCOGEN GROUP LLC
NEWCOGEN EQUITY INVESTORS LLC
NEWCOGEN PE LLC
NEWCOGEN ÉLAN LLC
ST NEWCOGEN LLC
NEWCOGEN LONG REIGN HOLDING LLC

Each by its Manager NewcoGen Group Inc.

By: *
Noubar Afeyan
President

APPLIED GENOMIC TECHNOLOGY CAPITAL FUND, L.P.
AGTC ADVISORS FUND, L.P.

Each by its General Partner, AGTC Partners, L.P.
By its General Partner, NewcoGen Group Inc.

By: *
Noubar B. Afeyan, PhD
President

AGTC PARTNERS, L.P.

By its General Partner, NewcoGen Group Inc.

By: *
Noubar B. Afeyan, PhD
President

NEWCOGEN GROUP INC.

By: *
Noubar B. Afeyan, PhD
President

FLAGSHIP VENTURES FUND 2004, L.P.

By: Flagship Ventures General Partner LLC, its
General Partner

By: *
Noubar B. Afeyan, PhD
Manager

FLAGSHIP VENTURES GENERAL PARTNER
LLC

By: *
Noubar B. Afeyan, PhD
Manager

FLAGSHIP VENTURES MANAGEMENT, INC.

By: *
Noubar B. Afeyan, PhD
Manager

/s/ Edwin M. Kania, Jr.
Edwin M. Kania, Jr.

*
Noubar B. Afeyan, PhD

*              The undersigned, by signing his name below, does hereby sign this statement on behalf of the above indicated filers in his capacity noted for such filers.

/s/ Noubar B. Afeyan
Noubar B. Afeyan, PhD

EXHIBIT INDEX

Exhibit 99.1:

Subordinated Secured Note Purchase Agreement, dated as of November 16, 2010, by and among Helicos BioSciences Corporation and each of the Purchasers identified therein (incorporated herein by reference to Exhibit 10.1 to the Current Report on Form 8-K filed by Helicos BioSciences Corporation on November 19, 2010).

Exhibit 99.2:

Risk Premium Payment Agreement, dated as of November 16, 2010, by and among Helicos BioSciences Corporation and each of the Lenders identified therein (incorporated herein by reference to Exhibit 10.2 to the Current Report on Form 8-K filed by Helicos BioSciences Corporation on November 19, 2010).

Exhibit 99.3:

Amendment No. 1, dated as of November 16, 2010, to Amended and Restated Investor Rights Agreement, dated as of March 1, 2006, by and among Helicos BioSciences Corporation and the Investors identified therein.